UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Baozun Inc.

(Name of Subject Company (Issuer))

Baozun Inc.

(Name of Filing Person (Issuer))

1.625% Convertible Senior Notes due 2024

(Title of Class of Securities)

06684L AB9

(CUSIP Number of Class of Securities)

Arthur Yu

Chief Financial Officer

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

Telephone: +86 21 6080 9991

with copy to:

David K. Michaels, Esq. Julia Forbess, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 +1 650 988 8500	Niping Wu, Esq. Xinxing Chen, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office 1155 Fang Dian Road Pudong New Area, Shanghai 201204 People's Republic of China +86 21 8017 1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of April 10, 2019 (the “Indenture”), by and between Baozun Inc. (the “Company”) and Citicorp International Limited, as trustee (the “Trustee”), for the Company’s 1.625% Convertible Senior Notes due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to repurchase the Notes, as set forth in the Company’s Notice to the Holders dated April 1, 2022 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing three Class A ordinary shares, par value US$0.0001 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, People’s Republic of China, and the telephone number at this address is +86 21 6080 9991. The Company’s registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, at P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 1205, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its consolidated subsidiaries and variable interest entity are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12. EXHIBITS.

(a)(1)*	Repurchase Right Notice to Holders of 1.625% Convertible Senior Notes due 2024 issued by the Company, dated as of April 1, 2022.

(a)(5)(A)*	Press Release issued by the Company, dated as of April 1, 2022.

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 10, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020).

(d)(2)	ADS Lending Agreement, dated as of April 4, 2019, among the Company and each of Credit Suisse International and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-37385) filed with the Securities and Exchange Commission on April 5, 2019).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

* Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 1.625% Convertible Senior Notes due 2024 issued by the Company, dated as of April 1, 2022.

(a)(5)(A)*	Press Release issued by the Company, dated as of April 1, 2022.

(d)(1)	Indenture, dated as of April 10, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020).

(d)(2)	ADS Lending Agreement, dated as of April 4, 2019, among the Company and each of Credit Suisse International and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-37385) filed with the Securities and Exchange Commission on April 5, 2019).

107*	Filing Fee Table

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Baozun Inc.

By:	/s/ Arthur Yu
Name: Arthur Yu
Title: Chief Financial Officer

Dated: April 1, 2022